ELECTRAMECCANICA VEHICLES CORP.
102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4
Telephone: (604) 428-7656 and Email: info@electrameccanica.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Special Meeting (the "Meeting") of all the shareholders (the "Shareholders") of ElectraMeccanica Vehicles Corp. (the "Company") will be held at 102 East 1st Avenue, Vancouver, British Columbia, Canada, on Thursday, the 15th day of March, 2018, at the hour of 3:00 p.m. (PST), for the following purpose:

    to consider, and if thought fit, to pass an ordinary resolution to change the number of director positions on the Board of Directors of the Company to seven (7).

Specific details of the above item of business is contained in the Information Circular that accompanies this Notice of Meeting ("Notice"). The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Unregistered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are an unregistered (beneficial) shareholder.

Dated at Vancouver, British Columbia, Canada, on this 15th day of February, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

"Jerry Kroll"

Jerry Kroll
President and Chief Executive Officer

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